Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2026

Majuro, Marshall Islands, April 24, 2026, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2026.

Recent Developments

Agreement for Sale of Methane Rita Andrea

In April 2026, GasLog Partners entered into an agreement to sell, subject to customary and other closing conditions, the Methane Rita Andrea, a 145,000 cubic meter steam turbine propulsion (“Steam”) LNG carrier built in 2006, to an unrelated third party, resulting in the reclassification of the vessel as held for sale and the recognition of an impairment loss of $7.7 million as of March 31, 2026. The transaction is expected to be completed in the second quarter of 2026 upon completion of the vessel’s dry-docking.

GasLog Partners Dividend Declarations

On February 11, 2026, the board of directors of GasLog Partners approved and declared:

•	a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series A Preference Units”) of $0.5390625 per preference unit (based on the fixed rate),
•	a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series B Preference Units”) of $0.6129300 per preference unit (based on a floating rate equal to the Term Secured Overnight Financing Rate (“SOFR”) for a three-month tenor published by the Chicago Mercantile Exchange (“CME”) of 3.70627% plus 0.26161% of Credit Adjustment Spread (“CAS”) and spread of 5.839% per annum) and
•	a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series C Preference Units”) of $0.5803050 per preference unit (based on a floating rate equal to the three-month Term SOFR as published by the CME of 3.70627% plus 0.26161% of CAS and spread of 5.317% per annum).

The cash distributions were paid on March 16, 2026 to all unitholders of record as of March 9, 2026.

On March 17, 2026, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $1.56 per common unit to GasLog Ltd. (“GasLog”) that was settled immediately.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	March 31, 2025	March 31, 2026
Revenues	$80,272	$68,607
Profit for the period	$25,789	$19,051

Revenues were $68.6 million for the quarter ended March 31, 2026 ($80.3 million for the same period in 2025). The decrease of $11.7 million is mainly attributable to the redelivery of the Methane Heather Sally to its owners in July 2025, the sale of the Methane Alison Victoria in July 2025 and the sale of the Methane Jane Elizabeth in October 2025, 119 additional idle days for the remaining vessels in the three months ended March 31, 2026, partially offset by higher average charter rates during the three months ended March 31, 2026.

Profit was $19.1 million for the quarter ended March 31, 2026 ($25.8 million for the same period in 2025). The decrease in profit of $6.7 million is mainly attributable to a) a $7.7 million non-cash impairment loss, as discussed above, and b) a decrease of $11.7 million in revenues, as discussed above. The abovementioned fluctuations were partially offset by a) a decrease of $8.1 million in depreciation as a result of the decrease in the average number of vessels in our fleet and the impairment charges recognized in the prior year, b) a decrease of $2.2 million in voyage expenses and commissions mainly attributable to the decrease in the average number of vessels in our fleet and c) a decrease of $1.2 million in vessel operating costs mainly attributable to the decrease in the average number of vessels in our fleet, partially offset by an increase in the daily running cost.

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2025	March 31, 2026
Assets
Non-current assets
Other non-current assets	1,073	873
Tangible fixed assets	1,116,578	1,067,240
Right-of-use assets	54,960	46,498
Total non-current assets	1,172,611	1,114,611
Current assets
Vessel held for sale	—	32,955
Trade and other receivables	16,959	20,405
Inventories	4,644	9,786
Due from related parties	417	6,201
Prepayments and other current assets	2,448	2,538
Cash and cash equivalents	5,221	2,961
Total current assets	29,689	74,846
Total assets	1,202,300	1,189,457
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner	814,972	800,688
Preference unitholders	279,859	279,849
Total partners’ equity	1,094,831	1,080,537
Current liabilities
Trade accounts payable	2,815	6,796
Other payables and accruals	39,532	46,994
Lease liabilities—current portion	38,679	35,814
Total current liabilities	81,026	89,604
Non-current liabilities
Lease liabilities—non-current portion	26,233	19,129
Other non-current liabilities	210	187
Total non-current liabilities	26,443	19,316
Total partners’ equity and liabilities	1,202,300	1,189,457

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2025	March 31, 2026
Revenues	80,272	68,607
Voyage expenses and commissions	(5,146)	(2,932)
Vessel operating costs	(16,180)	(15,019)
Depreciation	(27,920)	(19,779)
General and administrative expenses	(3,801)	(3,270)
Impairment loss	—	(7,695)
Profit from operations	27,225	19,912
Financial costs	(1,453)	(869)
Financial income	17	8
Total other expenses, net	(1,436)	(861)
Profit for the period	25,789	19,051